                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                          LUTHER MEDICAL PRODUCTS, INC.
                       -----------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                        --------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   550553 3 09
                            -------------------------
                                 (CUSIP NUMBER)

                                   DAVID ROLLO
                               14332 CHAMBERS ROAD
                            TUSTIN, CALIFORNIA 92680
                            TELEPHONE:  (714) 544-3002
                  ---------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 13, 1995
                      -------------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement.  / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 18 Pages

         NAME OF REPORTING PERSONThe former "group"* consisting of Ronald B.
    1    Luther, Barbara C. Luther, Ray R. Thurston, and
         Amy Thurston (the "Reporting Group").
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /x/
                                                                      (b)  / /
    3    SEC USE ONLY
    4    SOURCE OF FUNDS                                                   PF
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         / /
    6    CITIZENSHIP OR PLACE OF ORGANIZATION           United States citizen
         NUMBER OF                   7         SOLE VOTING POWER           N/A
           SHARES
        BENEFICIALLY                 8         SHARED VOTING POWER           0
       OWNED BY EACH
         REPORTING                   9         SOLE DISPOSITIVE POWER      N/A
        PERSON WITH                                                          0
                                    10         SHARED DISPOSITIVE POWER
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                               0
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                              0%
   14    TYPE OF REPORTING PERSON                                          OO

[FN]
* Prior to its dissolution effective as of November 13, 1995, the Reporting Group was a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act. The Reporting Group was formed on July 14, 1995, and dissolved effective as of November 13, 1995.

                               Page 2 of 18 Pages

    1    NAME OF REPORTING PERSON                              Ronald B. Luther*
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                        (b)  /x/
    3    SEC USE ONLY
    4    SOURCE OF FUNDS                                                      PF
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                           / /
    6    CITIZENSHIP OR PLACE OF ORGANIZATION           United States citizen
        NUMBER OF                 7        SOLE VOTING POWER         426,511**
          SHARES
       BENEFICIALLY               8        SHARED VOTING POWER       33,336
      OWNED BY EACH
        REPORTING                 9        SOLE DISPOSITIVE POWER    426,511**
       PERSON WITH
                                 10        SHARED DISPOSITIVE POWER  33,336
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                      459,847
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                    / /
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                       13.8%***
   14    TYPE OF REPORTING PERSON                                    IN
[FN]
* Prior to the group's dissolution, Ronald B. Luther was a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995, and dissolved on November 13, 1995.
** Includes 134,367 outstanding shares and 292,144 shares issuable upon the exercise of warrants exercisable within 60 days and deemed outstanding pursuant to Rule 13d-3(d) under the Act.
*** Percentage calculation based on the total number of shares held by the Reporting Person (459,847) divided by 3,336,209 which is the sum of (i) the number of shares of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the shares issuable upon exercise of options and warrants beneficially owned by the Reporting Person (322,001).

                               Page 3 of 18 Pages

    1    NAME OF REPORTING PERSON                           Barbara C. Luther*
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  /x/
    3    SEC USE ONLY
    4    SOURCE OF FUNDS                                                   PF
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                         / /
    6    CITIZENSHIP OR PLACE OF ORGANIZATION            United States citizen
            NUMBER OF            7            SOLE VOTING POWER         33,336**
             SHARES
          BENEFICIALLY           8            SHARED VOTING POWER      426,511
          OWNED BY EACH
            REPORTING            9            SOLE DISPOSITIVE POWER    33,336**
           PERSON WITH
                                10           SHARED DISPOSITIVE POWER  426,511
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                         459,847
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                          / /
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                      13.8%***
   14    TYPE OF REPORTING PERSON                                   IN

[FN]
* Barbara Luther is the spouse of Ronald Luther and, prior to the group's dissolution, was a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995, and dissolved on November 13, 1995.
** Includes 3,479 outstanding shares and 29,857 shares issuable upon the exercise of options exercisable within sixty days and deemed outstanding pursuant to Rule 13d-3(d) under the Act.
*** Percentage calculation based on the total number of shares held by the Reporting Person (459,847) divided by 3,336,209 which is the sum of (i) the number of Issuer's common stock outstanding as of May 10, 1995 (3,014,208) plus (ii) the shares issuable upon exercise of options and warrants beneficially owned by the Reporting Person (322,001).

                               Page 4 of 18 Pages

    1    NAME OF REPORTING PERSON                          Ray R. Thurston*
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /
                                                                  (b)  /x/
    3    SEC USE ONLY
    4    SOURCE OF FUNDS                                          PF
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                   / /
    6    CITIZENSHIP OR PLACE OF ORGANIZATION        United States citizen
            NUMBER OF           7            SOLE VOTING POWER         105,600
             SHARES
          BENEFICIALLY          8            SHARED VOTING POWER        40,000
          OWNED BY EACH
            REPORTING           9            SOLE DISPOSITIVE POWER    105,600
           PERSON WITH
                               10           SHARED DISPOSITIVE POWER    40,000
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                         145,600
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                         4.83%**
   14    TYPE OF REPORTING PERSON                                           IN

[FN]
* Ray R. Thurston is the spouse of Amy Thurston and, prior to the group's dissolution, was a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995, and dissolved on November 13, 1995.

** Percentage calculation based on the total number of shares held by the Reporting Person (145,600) divided by the number of Issuer's common stock eligible for listing on NASDAQ as of May 10, 1995 (3,014,208).

                               Page 5 of 18 Pages

    1    NAME OF REPORTING PERSON                               Amy Thurston*
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                     (b)  /x/
    3    SEC USE ONLY
    4    SOURCE OF FUNDS                                              PF
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                        / /
    6    CITIZENSHIP OR PLACE OF ORGANIZATION           United States citizen
        NUMBER OF             7        SOLE VOTING POWER          40,000
          SHARES
       BENEFICIALLY           8        SHARED VOTING POWER       105,600
      OWNED BY EACH
        REPORTING             9        SOLE DISPOSITIVE POWER     40,000
       PERSON WITH
                             10        SHARED DISPOSITIVE POWER  105,600
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                   145,600
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     / /
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                                   4.83%**
   14    TYPE OF REPORTING PERSON                                IN

[FN]
* Amy Thurston is the daughter of Ronald Luther and, prior to the group's dissolution, was a member of a "group" as defined under Section 13(d)(3) and Rule 13d-5 of the Act (the "Reporting Group"), which was formed on July 14, 1995 and dissolved on November 13, 1995.

** Percentage calculation based on the total number of shares held by the Reporting Person (145,600) divided by the number of Issuer's common stock eligible for listing on NASDAQ as of May 10, 1995 (3,014,208).

                               Page 6 of 18 Pages

The former Reporting Group, consisting of Ronald B. Luther, Barbara Luther, Ray

R. Thurston, and Amy Thurston, hereby files its Schedule 13D/A with the

Securities and Exchange Commission with respect to the common stock ("Common

Stock") of Luther Medical Products, Inc. ("Luther" or the "Issuer").  This

Schedule 13D amends and restates the Schedule 13D filed by the Reporting Group on September 8, 1995, to reflect the termination and dissolution of the

Reporting Group on November 13, 1995.  Accordingly, the Reporting Group reports a decrease of 597,947 shares of Common Stock beneficially owned by the Reporting

Group from the amounts reported in the preceding Schedule 13D filing.

Item 1.  Security and Issuer.
------   -------------------

    This Schedule 13D filing relates to the Common Stock of Luther Medical

Products, Inc., with principal executive offices at 14332 Chambers Road, Tustin,

CA 92680.

Item 2.  Identity and Background.
------   -----------------------

(1) Ronald B. Luther.
    ----------------

    (a)  Name of Person Filing:  Ronald B. Luther

    (b)  Address of Principal Business Office:

         Luther Medical Products, Inc.
         14332 Chambers Road
         Tustin, CA 92680

    (c)  Principal Business:

         Medical Products.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining

                               Page 7 of 18 Pages
future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(2) Barbara C. Luther.
    -----------------

    (a)  Name of Person Filing:  Barbara C. Luther

    (b)  Address of Principal Business Office:

         Luther Medical Products, Inc.
         14332 Chambers Road
         Tustin, CA  92680

    (c)  Principal Business:

         Medical Products.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(3) Ray R. Thurston.
    ---------------

    (a)  Name of Person Filing:  Ray R. Thurston

                               Page 8 of 18 Pages

    (b)  Address of Residence:

         1200 Queens Road
         P.O. Box 8549
         Jackson, WY 83001

    (c)  Principal Business:

         Parcel Delivery.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

(4) Amy Thurston.
    ------------

    (a)  Name of Person Filing:  Amy Thurston

    (b)  Address of Residence:

         1200 Queens Road
         P. O. Box 8549
         Jackson, WY 83001

    (c)  Principal Occupation:

         Housewife.

    (d)  Criminal Proceedings:

         During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

                               Page 9 of 18 Pages

    (e)  Civil Proceedings:

         During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Citizenship:

         United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

    The source and amount of funds or other consideration used by each person formerly a member of the former Reporting Group to acquire the securities owned by such person individually are set forth below:

                                            Amount of
                         Securities Held  Consideration
            Name            of Record         Used           Source
            ----         ---------------  -------------      ------
(1)  Ronald B. Luther       426,511        $10,0001     Personal Funds
(2)  Barbara C. Luther       33,336           N/A2            N/A2
(3)  Ray R. Thurston        105,600        $302,228.13  Personal Funds
(4)  Amy Thurston            40,000           N/A3            N/A3
     TOTAL                  605,447        $312,728.13
__________

1 Amount relates to outstanding shares only and is approximate. All warrants were granted by Issuer for employment and incentive consideration.
2 Outstanding shares were acquired as a gift from Ronald B. Luther, the Reporting Person's spouse. All options were granted by Issuer for employment and incentive consideration.
3 These shares were acquired as a gift from Ronald B. Luther, the Reporting Person's father.

    The Reporting Group terminated and dissolved as of November 13, 1995, and,

accordingly, no additional shares of Common Stock of the Issuer will be acquired by the Reporting Group.

                               Page 10 of 18 Pages

Item 4.  Purpose of the Transaction.
------   --------------------------

    The shares of Common Stock and other securities of the Issuer purchased by the former members of the Reporting Group prior to July 14, 1995, were acquired for investment purposes.  The Reporting Group was formed by oral agreement or arrangement on July 14, 1995.  The purpose of the formation of the Reporting

Group and the purchase thereafter by individual members of the Reporting Group of shares of Common Stock of the Issuer from July 17 through September 8, 1995,

was to enable the Reporting Group to acquire a significant equity position in the Issuer and thereby to assert control or otherwise influence the management and policies of the Issuer.

    The Reporting Group terminated and dissolved by oral agreement or arrangement effective as November 13, 1995.  Accordingly, no additional shares of Common Stock will be purchased or beneficially acquired by the group.

Notwithstanding the foregoing, one or more former members of the Reporting Group in their individual capacity may determine to purchase additional shares of

Common Stock or dispose of all or a portion of their shares of Common Stock of the Issuer, although no such former member has the current intention to do so.

    Other than as indicated above, no former member of the dissolved Reporting

Group has any present plans or proposals in an individual capacity which relate to or would result in any of the following (although each former member reserves the right individually to develop such plans or proposals):  (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4)

of the Act; (viii) acquisition of significant

                               Page 11 of 18 Pages
equity position in the Issuer in order to assert control or otherwise influence the management and policies of the Issuer; or (ix) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

    (a)  The dissolved Reporting Group as at November 13, 1995 beneficially owned zero (0) shares of Issuer Common Stock.

    (b)  For each former member of the Reporting Group, which dissolved on

         November 13, 1995, the following powers over the Luther Common Stock apply:

         (1) Ronald B. Luther
             ----------------

             Sole Voting Power    426,511 shares

             Shared Voting Power  33,336 shares

             Sole Dispositive Power   426,511 shares

             Shared Dispositive Power  33,336 shares

         (2) Barbara C. Luther
             -----------------

             Sole Voting Power    33,336 shares

             Shared Voting Power  426,511 shares

             Sole Dispositive Power   33,336 shares


             Shared Dispositive Power  426,511 shares

         (3) Ray R. Thurston
             ---------------

             Sole Voting Power    105,600 shares

             Shared Voting Power  40,000 shares

             Sole Dispositive Power   105,600 shares

             Shared Dispositive Power 40,000 shares

         (4) Amy Thurston
             ------------

             Sole Voting Power    40,000 shares

             Shared Voting Power  105,600 shares

             Sole Dispositive Power   40,000 shares

                               Page 12 of 18 Pages

             Shared Dispositive Power 105,600 shares

    (c)  Transactions Within Prior 60 Days:

         (1) Identity of Reporting Person:  Reporting Group (See page 2)
             ----------------------------

             Date of Transaction:  November 13, 1995

             Number of Common Shares:  605,447

             Nature of Transaction:  Sale (divestiture of beneficial ownership through dissolution of group)

             Price:  Not Applicable

             Parties to Transaction:  Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------

         to Securities of the Issuer.
         ---------------------------

    The Reporting Group terminated and dissolved effective as of November 13,

1995.  No former member thereof has any present oral understanding or arrangement to acquire additional shares of Common Stock of the Issuer or to otherwise act in concert as more fully disclosed in Item 4 above.

    Ronald Luther has the following contracts with respect to 292,144 shares of

Common Stock of the Issuer (Common Stock):  warrants to purchase 100,000 shares at an initial exercise price of $4.69 per share, all presently exercisable,

initially expiring on June 14, 1995, the renewal of which and current expiration date and exercise price for which are currently subject to dispute; warrants to purchase 21,429 shares at an exercise price of $3.50 per share, exercisable from and after January 26, 1991, expiring on January 26, 1996; warrants to purchase

14,286 shares at an exercise price of $3.50 per share, all presently exercisable, expiring on January 18, 1996; warrants to purchase 70,000 shares at an exercise price of $3.75 per share, exercisable from and after March 24, 1992,

expiring on March 24, 1997; warrants to purchase 15,000 shares at an exercise price of $3.50 per share, all presently exercisable, expiring April 23, 1998;

warrants to purchase 7,143 shares at an exercise price of $3.50 per share, all presently exercisable, expiring on June 24, 1998; warrants to purchase 4,286 shares at an exercise price of $3.25 per share, all presently exercisable,

expiring on April 22, 1999;

                               Page 13 of 18 Pages
and warrants to purchase 100,000 shares at an exercise price of $2.63 per share,

expiring at various dates from November 19, 1998 to November 19, 2002, of which

60,000 warrants are exercisable as of, or within 60 days of, the date hereof.

    Barbara C. Luther has the following contracts with respect to 29,857 shares of Common Stock of the Issuer:  options to purchase 2,143 shares at an exercise price of $2.63 per share, all presently exercisable, expiring on January 18,

1996; options to purchase 1,500 shares at an exercise price of $4.25 per share,

all presently exercisable, expiring on November 15, 1996; options to purchase

1,000 shares at an exercise price of $4.25 per share, all presently exercisable,

expiring on November 13, 1997; options to purchase 8,500 shares at an exercise price of $3.07 per share, all presently exercisable, expiring on April 23, 1998;

options to purchase 2,143 shares at an exercise price of $3.25 per share, all presently exercisable, expiring on April 22, 1999; options to purchase 6,000 shares at an exercise price of $2.82 per share, all presently exercisable,

expiring on July 22, 1999; and options to purchase 8,571 shares at an exercise price of $3.19 per share, all presently exercisable, expiring on January 27,

2000.

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

    None.

                               Page 14 of 18 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of November 13, 1995.



                         By      /s/ Ronald B. Luther
                            -----------------------------------------------
                                Ronald B. Luther

                               Page 15 of 18 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of November 13, 1995.



                         By        /s/ Barbara C. Luther
                            -----------------------------------------
                                Barbara C. Luther

                               Page 16 of 18 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of November 13, 1995.



                         By         /s/ Ray R. Thurston
                            ------------------------------------
                                 Ray R. Thurston

                               Page 17 of 18 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated as of November 13, 1995.



                         By         /s/ Amy Thurston
                            --------------------------------------------
                                  Amy Thurston

                               Page 18 of 18 Pages